Lucid Diagnostics Inc.

One Grand Central Place, Suite 4600

New York, New York 10165

212-949-4319

October 8, 2021

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Laura Crotty

Re:	Lucid Diagnostics Inc.
Registration Statement on Form S-1
File No. 333-259721

Ladies and Gentlemen:

Lucid Diagnostics Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Wednesday, October 13, 2021, or as soon thereafter as practicable.

The Company hereby authorizes Eric Schwartz, an attorney with the Company’s outside legal counsel, Graubard Miller, to orally modify or withdraw this request for acceleration.

Very truly yours,

LUCID DIAGNOSTICS INC.

By:	/s/ Lishan Aklog, M.D.
Name:	Lishan Aklog, M.D.
Title:	Chairman